STARZ, LLC	8900 Liberty Circle
Englewood, CO 80112
(T) 720-852-7700	STARZ.COM

December 20, 2012

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

RE:                           Supplemental Letter for Acceleration Request

Starz, LLC, Starz Finance Corp. and Starz Entertainment, LLC

Registration Statement on Form S-4 (File No. 333-184551)

Dear Mr. Spirgel:

Transmitted herewith is a request for acceleration of the effective date of the Registration Statement on Form S-4 (Registration No. 333-184551) (the “Registration Statement”).  In connection with the acceleration request, Starz, LLC and Starz Finance Corp. (the “Issuers”) and Starz Entertainment, LLC as a guarantor co-registrant (collectively with the Issuers, the “Company”) hereby acknowledge as follows:

1.                                      Should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement.

2.                                      The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3.                                      The Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (720) 852-7700 or our outside counsel, Jeffrey R. Kesselman at (303) 297-2900, with any questions.

Sincerely,

Starz, LLC
Starz Finance Corp.
Starz Entertainment, LLC

By:	/s/ SCOTT MACDONALD
Scott Macdonald
Chief Financial Officer of each of the foregoing entities